February 25, 2011

H. Christopher Owings

Division of Corporation Finance

Telephone Number: (202) 551-3720

Re:

Easy Organic Cookery, Inc.

Registration Statement on Form S-1

Filed September 17, 2010

File No. 333-169449

Dear Mr. Owings:

Regarding your comments on your letter dated October 15, 2010, first of I would like to thank you and your team for reviewing Easy Organic Cookery’s Form S-1. Please find in the following pages the answers for the related comments.

Easy Organic Cookery, Inc.	375 N. Stephanie St. Suite 1411, Henderson, Nevada, 89014-8909 (702) 478-3388	www.easyorganicookery.com info@easyorganicookery.com

General

1.

The disclosure required by Item 102 of Regulation S-K was provided at the Summary Information section, on page six.

Prospectus Cover Page, page 3

2.

We have expanded the seventh paragraph on page three to state that Easy Organic Cookery, Inc. is a development stage company and to state that our auditors have issued a going concern opinion.

Summary Information, page 6

3.

We have revised the first paragraph on page six to make clear that the summary includes the key aspects of the filing.

Summary Information About Easy Organic Cookery, Inc., page 6

4.

We have revised the third paragraph on page six to clarify that the sale of our common stock was to our sole officer and director, Mrs. Toshiko Kato.

5.

We have revised the last paragraph on page six and we removed the word ‘neither’.

Summary of the Offering by the Company, page 6

6.

We have revised the second paragraph on page 19, erasing the sentence “The Company will file a post effective amendment to reflect the change to a market price when and if its shares begin trading on a market or exchange.”  In order to be accurate and consistent with the statement in the third sentence of the last paragraph on page 6, considering that the offering price is fixed at $0.010 for the duration of the offering.

7.

We have removed the sentence “There is no arrangement to address the possible effect of the offering on the price of the stock.” on the first paragraph under this subheading and also on the first paragraph on page 19.

Market for the common shares, page 7

8.

We have revised the disclosure in the table on page 7 under the topic “Market for the common shares” to state that we have plans to have our common stock quoted or listed, according to our disclosure on page 19.

Use of Proceeds, page 7

9.

We have ensured that our references to the company are consistent throughout our filing. In the table on page 7, under the topic ‘Use of Proceeds’, the reference ‘Organic’ was not for the Company. We have added the word ‘food’.

Risk Factors, page 9

10.

We have eliminated the generic risk factors that could apply equally to other business and added some risk factors to state more specific material risks.

Once Our Auditors Have Issued a Going Concern Opinion…., page 9

11.

We have revised this risk factor subheading to clarify that our auditors have already issued a going concern opinion. The risk factor has been revised accordingly.

12.

We have revised our disclosure throughout the filing to ensure that we clearly stated that we have a sole officer and director.

The Company’s Management Could Issue Additional Shares…., page 10

13.

We have corrected the first sentence of this risk factor, changing our reference for the 4,500,000 shares issued and outstanding after the offering to 15,000,000 shares issued and outstanding after the offering.

This Offering is Aiming to Raise $45,000…., page 12

14.

We have revised this risk factor in order to describe our current situation in a more concise way. We have also made the changes on page 14, where we state that ‘The Company is entirely dependent on the efforts of its sole officer and director’; which explains the fact that her departure would have a material adverse effect. The Company believes that even though the sole officer and director does not have all the knowledge to conduct the business in its entirety, this lack of knowledge can be reversed with research and/or help from consultants.

Key Management Personnel May Leave…., page 14

15.

We have deleted the statement beginning “the Company believes that all commercially reasonable efforts have been made…” as per your comment.

Use of Proceeds, page 15

16.

We have disclosed the amount of net proceeds anticipated to be raised under each of the 25%, 50%, 75% and 100% offering scenarios.

17.

Because our offering is being completed on a “best-efforts” basis, we have revised our disclosure, including the clarifying language, as per your comments.

Dilution, page 16

Easy Organic Cookery, Inc.	375 N. Stephanie St. Suite 1411, Henderson, Nevada, 89014-8909 (702) 478-3388	www.easyorganicookery.com info@easyorganicookery.com

18.  We have reviewed the Dilution table to disclose the aggregate amount post-offering book value, the aggregate amount post-offering book value per share, number of shares, percentage of shares owned, dollar amount and percentage of total capital contributed by existing shareholders after the offering under each of the 25%, 50%, 75% and 100% offering scenarios.

Plan of distribution, page 19

19.

We have reviewed the second paragraph on page 19 to use consistent references to the OTCBB.

20.

We have reviewed the former fifth sentence on the second paragraph on page 19 to clarify that securities are quoted, not listed, on the OTCBB.

21.

We have included the sentence: ‘We intend to seek a quoting with the OTCBB, if we are unable to get a Broker Dealer to apply to the OTCBB or are unable to receive approval to quote in the OTCBB we may wish to apply to the Pink Sheets. As our current attorney Mrs Dalmy is unable to provide a legal opinion for the Pink Sheets, the Company would have to retain a different attorney’; in response to your comment.

22.

We have revised the former third paragraph on page 19 to clarify that our offering will conclude ‘at the earlier of’ the sale of all shares or 90 days. We have also made similar amendments through the whole filing.

23.

We have revised this section to explain how we intend to sell our securities.

Description of Securities, page 20

Non-Cumulative Voting, page 20

24.

We have revised the last sentence under this subheading to clarify that our sole officer and director is the present stockholder that will own 70% of our outstanding shares upon completion of this offering.

Anti-Takeover Provisions, page 21

25.

We have amended or document to state that we may become subject to anti takeover provisions because of our incorporation in Nevada and have outlined the circumstances that would invoke them as well as what effect they would have on the company.

Description of Business, page 22

26.

We have revised to discuss the current and future status of the development of each of our personalized services. We have also disclosed that “We have not yet developed any organic recipe and we have not identified and/or entered into any arrangement with respect to the sale of any of our potential future partners’ organic ingredients.”

27.  We have expanded our business discussion, and our filing, to disclose that we still have not compiled a list of the appliances that we expect to provide. Appliances such as blenders, food processors, vacuum packagers etc are  recipe related and we are yet finalized our recipes. We have not sourced the wholesale availability of such appliances and we still need to plan how we expect to distribute these appliances, depending on the supplier.

28.

We have provided the independent supplemental materials, with appropriate markings and page reference, supporting the following statements that we make regarding our proposed business. When there was no supplemental material available, we have amended our filing accordingly and explained below.

-

“The search for healthier life is linked directly to improvements in our eating habits and how we choose our foods” Page 22 – There is no supplemental material, as this is a belief from our Company. Accordingly, we amended our statement.

-

“…their production has less environment [sic] impact”, page 22 – This is a statement from the company, so there is no source. We have re-worded the statement and provided a source for further information.

-

“New research from The Natural Marketing Institute (NMI)…” page 23 – we have identified the source for this statement.

-

“Analysis of this survey reveals the sale of organic food via the internet represents only 2.2% of the overall market”, page 25 – We have deleted this statement.

29.

We have amended our filing and replaced the source for the statements we make on pages 21 and 23, in order to correctly support those statements made.

30.

We have corrected the typo in our website address.

31.

We have revised our filing to disclose the status of our website.

32.

We have expanded our disclosure through the filing to clearly state that we have no arrangements in place with any of the companies identified as organic food suppliers.

Competitive Advantages, page 28

33.

We have expanded our disclosure on page 28 to describe the current competitive conditions and our expected position in the industry, according to the Item 101(h)(4)(iv) of Regulation S-K.

Social & Environmental Responsibilities, page 29

34.

We have expanded our discussion beginning on page 29 to clarify that we have not entered into any agreements with TransFair USA. We have also described that we intend to make a charitable donation of 3% of our profits.

Easy Organic Cookery, Inc.	375 N. Stephanie St. Suite 1411, Henderson, Nevada, 89014-8909 (702) 478-3388	www.easyorganicookery.com info@easyorganicookery.com

Regulatory Matters, page 30

35.  Because we have not completed our analysis of the potential applicability of governmental regulations, we have revised our disclosure accordingly.

Available Information, page 30

36.

We have revised the tense of the paragraph on page 30 to clarify that we are not yet subject to the reporting requirements of the Securities Exchange Act of 1934.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Plan of operation, page 50

37.

We have revised the first paragraph of this section to state when the 12 month development period referred will begin.

38.

We have revised our plan of operation in order to offer sufficient details so our prospective investors may have an opportunity to view our business and proposed plan of operations through the management’s eyes. We have disclosed how we plan to earn revenues; how we expect to develop our business; how we intend to market our food and appliance products; we have addressed the stage of development of the company, when we expect to have agreements with suppliers; how we anticipate sourcing products from suppliers under EOC and EOC+; how we anticipate earning revenues under EOC+; how we anticipate each of our business model will work; we have disclosed when we expect our website to go into service and when we expect to begin generating revenues; we have addressed the anticipate costs of market research, developing our organic recipes, finding supplier partners, sourcing products and developing our website; we stated that our plans would be curtailed under offering scenarios less than 100%, we provided detailed disclosures regarding how we plan to proceed under each of those offering scenarios.

Capital Resources and Liquidity, page 54

39.

We have reviewed our use of proceeds and plan of operations under the 25% offering level scenario in order to show our anticipation to devote some of the proceeds to the final development of our website. We have added references to our Plan of Operation and Use of Proceeds, where there is detailed information under the 25%, 50%, 75% and 100% offering levels.

40.

We have changed our statement to show that we are exclusively dependent on this offering.

41.

Because we have not yet developed our product or marketing plan and we have no revenues to date, we have amended our filing to reflect the reasons why we do not anticipate any further research of products or services, or purchasing any significant equipment. We have also stated that we plan to hire third party consultants instead of having any addition to our number of employees.

42.  We have amended our disclosure on page 6 to ensure its consistency regarding the financial assistance Mrs. Kato may be willing to provide and we have also expressed that the ‘short to medium term’ indicates a period of 12 months.

Directors and Executive Officers, page 55

43.

We have provided Mrs. Kato’s address in our table on page 49. We have also provided appropriate risk factor disclosure that addresses the ability of our sole officer and director to start and manage our business in the United States.

Business Experience, page 56

44.

We have specifically stated Mrs. Katos’ principal occupations and employment during the last past five years, according to the Item 401 (e) of regulation S-K.

Certain Relationships and Related Transactions, page 59

45.

We have revised our disclosure to state the exemption from registration under the Securities Act of 1993 upon which we relied in issuing 10,500,000 shares to Mrs. Kato.

46.

We have deleted the statement about the sales under the Rule 144.

47.

We have revised the indicated paragraph to use consistent terms to reference Mrs. Kato.

Recent Sales of Unregistered Securities, page 60

48.

We have revised the indicated paragraph to clarify to which shares we are referring.

July 28, 2010, page 60

49.

We have revised this section to correctly state the date upon which the Company has received payment for the 10,500,000 shares issued to Mrs. Kato.

50.

 We have expanded our document to include facts related the sale of unregistered securities specifically, the offer and sale was made pursuant to the exemption from registration afforded by Rule 903(b)(3) of the Regulation S, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), on the basis that the securities were sold outside of US, to a non-US person, with no directed selling efforts in the US, and where offering restrictions were implemented.

51.

We have had consul revise her opinion letter to reference the date upon which our next amended registration is filed.

Toshiko Iwamoto Kato

President

Easy Organic Cookery, Inc.	375 N. Stephanie St. Suite 1411, Henderson, Nevada, 89014-8909 (702) 478-3388	www.easyorganicookery.com info@easyorganicookery.com